Microsoft Word 10.0.6612;SUB-ITEM 77C

The sole shareholder of MFS International Diversification Fund, a Series of MFS Series Trust X ("the Trust"), took action by unanimous written consent, as permitted by the Trust's Declaration of Trust, on September 30, 2004, to approve the following matters:

(1) The terms of the Investment Advisory Agreement dated January 1, 2002, as amended June 28, 2002 and September 30, 2004, by and between the Trust on behalf of MFS International Diversification Fund, and MFS;

(2)The selection of Ernst & Young LLP, independent registered public accountants.